UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 65303/September 9, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14507

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In the Matter of   :
                                                                        :
CONSOLIDATED ENERGY, INC.,   :
DIAMOND HOME SERVICES, INC.,   :   ORDER MAKING FINDINGS AND
GORAN CAPITAL INC.,   :   REVOKING REGISTRATIONS
KINGSLEY COACH, INC. (THE),   :   BY DEFAULT
KNOCKOUT HOLDINGS, INC., and   :
KUHLMAN CO., INC.   :

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SUMMARY

        This Order revokes the registrations of the registered securities of Consolidated Energy, Inc., Diamond Home Services, Inc., Knockout Holdings, Inc., and Kuhlman Co., Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

        The Commission initiated this proceeding on August 18, 2011, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 22, 2011.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3-4; 17 C.F.R. §§

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[1] Goran Capital Inc., and Kingsley Coach, Inc. (The), remain in the proceeding.

[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.155(a), .220(f).   Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Consolidated Energy, Inc. (CEIW)[3] (CIK No. 1061985),[4] is a dissolved Wyoming corporation located in Betsy Layne, Kentucky, with a with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[5] for the period ended September 30, 2006, which reported a net loss of $12,060,135 for the prior nine months. On July 12, 2007, CEIW filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Kentucky, which was terminated on December 18, 2008. As of August 15, 2011, the common stock of CEIW was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Diamond Home Services, Inc. (DHMS) (CIK No. 1012442), is a void Delaware corporation located in Lake Forest, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DHMS is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of $9,239,000 for the prior nine months. As of August 15, 2011, the common stock of DHMS was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Knockout Holdings, Inc. (KNOH) (CIK No. 1128008), is a void Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). KNOH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of $4,990,955 for the prior six months. As of August 15, 2011, the common stock of KNOH was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Kuhlman Co., Inc. (KUHM) (CIK No. 1219641), is a permanently revoked Nevada corporation located in Minneapolis, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). KUHM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 28, 2006, which reported a net loss of $11,980,922 for the prior thirty-nine weeks. As of August 15, 2011,

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[3] The short form of each issuer's name is also its stock symbol.

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

the common stock of KUHM was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011); Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Consolidated Energy, Inc., is REVOKED;

the REGISTRATION of the registered securities of Diamond Home Services, Inc., is REVOKED;

the REGISTRATION of the registered securities of Knockout Holdings, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Kuhlman Co., Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge